FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007

National Australia Bank Limited
ACN 004 044 937
(Registrant’s Name)

Level 35
500 Bourke Street
MELBOURNE   VICTORIA   3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

“ This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.”

Group Corporate Affairs 500 Bourke Street, Melbourne Victoria 3000 Australia

www.nabgroup.com

ABN 12 004 044 937

ASX Announcement

10 May 2007

NATIONAL AUSTRALIA BANK LIMITED TO DELIST FROM THE NEW YORK STOCK EXCHANGE

The National Australia Bank Limited (NAB) today notified the New York Stock Exchange (NYSE) of its intention to withdraw the listing of its American Depositary Shares, evidenced by American Depositary Receipts, and the underlying ordinary shares from the NYSE.

On April 5, 2007, the United States Securities and Exchange Commission (SEC) published final rules that will make it easier for foreign companies, such as NAB, to terminate their SEC registration.  These rules are expected to come into effect on June 4, 2007.  The NAB proposes to deregister from the SEC once those rules become effective.

NAB Group’s Chief Executive Officer John Stewart said delisting from the NYSE is part of the Group’s ongoing program of streamlining operations and achieving cost reductions.  The decision to delist follows the delisting from the Tokyo and London stock exchanges during the 2006 calendar year, and will also reduce administrative burdens and costs associated with the US compliance regime.

“NAB remains fully committed to its staff and customers in the United States. NAB will continue to maintain its focus on good control and governance frameworks established with its compliance with SOX 404” he said.

For further information:

Brandon Phillips Group Manager, External Relations T 03 8641 3857 M 0419 369 058	Hany Messieh Head of Investor Relations T 03 8641 2312 M 0414 446 876

Felicity Glennie-Holmes Senior Manager, Group External Relations T 03 8641 3627 M 0412 673 038	Lyndal Kennedy Manager, Investor Relations T 03 8641 5611 M 0400 983 038

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 10 May 2007	Name: Brendan T Case
Title: Company Secretary